Document 3

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(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION REGARDING JINLING POWER PLANT

•
On 31 March 2009, Jinling Power Plant and Chengdu Power Plant entered into the Agreement, pursuant to which Chengdu Power Plant agreed to transfer its production targets out of the generation capacity of 200 MW to Jinling Power Plant which in turn agreed to pay to Chengdu Power Plant RMB160 million as compensation.

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Jinling Power Plant is a subsidiary of the Company, while Chengdu Power Plant was established by Huaneng Group. Huaneng Group and its associates (including Chengdu Power Plant) are connected persons to the Company. The Agreement (and the relevant compensation) thus constitutes a connected transaction of the Company.

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Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the transaction contemplated under the Agreement (and the relevant compensation) are all less than 2.5%, the transaction contemplated under the Agreement (and the relevant compensation) is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed electricity power suppliers in China, owning within the PRC a generation capacity of 39,203 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. In addition, Huaneng Group also holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the date of this announcement, HIPDC holds approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group, Jinling Power Plant and Chengdu Power Plant are illustrated as follows:

*
Huaneng Group, through its wholly owned subsidiary China Hua Neng Group Hong Kong Limited (“China Hua Neng Group HK”), indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H shares of the Company indirectly held by Huaneng Group through China Hua Neng Group HK.

Currently, each of the Company, Jiangsu Guoxin Asset Management Group Company Limited and Nanjing Municipal Investment Corporation holds 60%, 30% and 10% interests in Jinling Power Plant, respectively. Jiangsu Guoxin Asset Management Group Company Limited and Nanjing Municipal Investment Corporation are third parties independent of the Company and the connected persons of the Company. Neither of them holds any share in the Company.

Chengdu Power Plant was established by Huaneng Group. Prior to the closing down of its generation units on 16 June 2007 in accordance with the policy of “replacing small units with larger units”, it had an installed generation capacity of 200MW.

Under the Hong Kong Listing Rules, Huaneng Group and its associates (including Chengdu Power Plant) are connected person of the Company while the transactions between the Company and Huaneng Group and its associates (including Chengdu Power Plant) constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Listing Rules (as the case may be).

BACKGROUND

The “Eleven five-year plan” has identified its target in reducing emission and promoting energy saving. The electricity industry has been an area of focus for emission reduction and energy saving. Hence, the State has promulgated the policy of “replacing small units with larger units”, the purpose of which is to reduce flue-gas emission and to hasten the speed of constructing large scale and high efficiency generation units. Compensation will be payable to encourage the closure of small-sized power generation units. The State will continue to allot appropriate power production targets to those generation units which had been closed down within the closure compensation period. Such production targets out of the closure of the small generation units can be transferred at a price to larger generation units.

On 7 October 2008, the construction of 1 x 1,000MW domestic ultra-supercritical coal-fired generation unit pursuant to the policy of “replacing small units with larger units” at Jinling Power Plant Phase II has been given the approval by the State Development and Reform Commission. The construction project requires the closure of certain small generation units including the 200MW coal-fired generation units of Chengdu Power Plant. Of those small generation units, Chengdu Power Plant had already closed down its 200MW coal-fired generation units on 16 June 2007. The closure was duly verified by the State. Pursuant to the principles set out in the State Council Document No. 2 of 2007 entitled “Notification regarding certain opinions on hastening the speed of closing down small generation units issued by the State Council to the State Development and Reform Commission and the State Energy Office”, Jinling Power Plant shall pay part of the compensation to Chengdu Power Plant for disposal of the relevant staff and loan settlement out of the closure of the generation units. So far as the Company is aware, the compensation will not involve any transfer of loan obligation or loan liabilities.

Accordingly, Jinling Power Plant and Chengdu Power Plant agreed to enter into the Agreement, brief terms of which are set out below:

Date:	31 March 2009

Parties:	Jinling Power Plant and Chengdu Power Plant

Subject Matter:
In relation to the payment of compensation by Jinling Power Plant to Chengdu Power Plant due to the closure of the coal-fired generation units having a generation capacity of 200MW by Chengdu Power Plant for constructing 1 x 1,000 MW domestic ultra-supercritical coal-fired generation unit at Jinling Power Plant. The construction is to follow the policy of “replacing small units with larger units”

Compensation fee:
Jinling Power Plant agreed to pay to Chengdu Power Plant a sum of RMB 160 million as compensation on the basis of RMB 800 per kW for compensating Chengdu Power Plant’s closure of its generation capacity of 200 MW

Method of payment:	To be funded internally by Jinling Power Plant and be payable to Chengdu Power Plant within 30 working days from the date of signing of the Agreement

Closing:	Upon signing of the Agreement, Chengdu Power Plant shall according to the relevant regulations transfer its production targets out of the generation capacity of 200 MW to Jinling Power Plant

REASONS FOR ENTERING INTO THE AGREEMENT AND PRICING FACTORS

The construction of 1 x 1,000 MW domestic ultra-supercritical coal fired generation unit pursuant to the policy of “replacing small units with larger units” at Jinling Power Plant Phase II requires the closure of the small generation units of 200MW at Chengdu Power Plant. Jinling Power Plant shall by following the principles set out in the said State Council Document No. 2 of 2007 pay the compensation to Chengdu Power Plant. Given that the Company has relatively fewer small generation units the capacities of which meet with the State’s requirement for closure and for purposes of supporting our development, the Company has agreed with Chengdu Power Plant to utilize the product targets allocated to its small generation units. The construction project at Jinling Power Plant Phase II is a highly effective environmental protection project. Such project is located in Jiangsu Province which is a province with better economic strengths in the PRC. Against the background of implementation of the policies of the State including emission reduction and energy saving. Such compensation is consistent with the Company’s development strategy and long-term benefit both from the perspective of operating benefits of the Company and fulfillment of the social responsibility of constructing a green environmental protection enterprise by the Company.

The consideration payable under the Agreement has been determined based on the prevailing market price, with reference to the compensation standard for “replacing small units with larger units” in the area and the guiding principles set out in the said State Council Document No.2 of 2007. The financial impact resulting from the entering into of the Agreement is not expected to be significant as compared to the Company´s overall earnings, assets and liabilities, the Directors are of the view that the transaction under the Agreement (and the relevant compensation) will have no material effect on the earnings, assets and liabilities of the Company.

The Company believes that the transfer of the production targets of 200 MW owned by Chengdu Power Plant to Jinling Power Plant for constructing its 1 x 1,000 MW domestic ultra-supercritical coal-fired generation unit pursuant to the policy of “replacing small units with larger units” is consistent with the operating benefits of the Company. The Directors are of the view that the Agreement (and the relevant compensation) was entered into based on the following principles: (1) on normal commercial terms (based on arm’s length negotiations and on terms which are no less favourable than those obtained by the Company from independent third parties); (2) on terms that are fair and reasonable that are consistent with the interest of the Company and its shareholders as a whole; and (3) on terms that are under the normal and general business operation of the Company.

INFORMATION REGARDING JINLING POWER PLANT AND CHENGDU POWER PLANT

Jinling Power Plant is a limited liability company established in the PRC and located in Qixia Economic Technology Development Zone (Xidu), Qixia District, Nanjing City, Jiangsu Province. It was incorporated on 2 February 2005 and since 29 December 2007 it became a subsidiary of the Company. Its principal scope of business includes development, operation and management of power plants and relevant constructions works.

Chengdu Power Plant had small coal-fired generation units with a capacity of 200MW. Following the work arrangement of the State Development and Reform Commission and Huaneng Group regarding the policy of “replacing small units with larger units”, and pursuant to the Responsibility letter regarding the closure of small generation units signed with the Government of Sichuan Province and the Agreement relating to closure of small Generation Units signed with the Economic Commission, the Development and Reform Commission of Sichuan Province, the

Government of Chengdu City and Sichuan Province Power Corporation, Chengdu Power Plant had formally closed down its 200 MW coal-fired generation units on 16 June 2007. As at 31 December 2007, the assets of Chengdu Power Plant amounted to RMB50,635,037.49, liabilities amounted to RMB150,192,312.63, the equity interest amounted to -RMB99,557,275.14. In 2007, the realised profit of Chengdu Power Plant amounted to RMB3,969,170 and the net profit amounted to RMB3,969,170.

IMPLICATION UNDER HONG KONG LISTING RULES

The transaction contemplated by the Agreement (and the relevant compensation) constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the transaction contemplated under the Agreement (and the relevant compensation) are all less than 2.5%, the transaction is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

DEFINITIONS

“Agreement”
Agreement entered into between Jinling Power Plant and Chengdu Power Plant on 31 March 2009 in relation to the payment of compensation by Jinling Power Plant to Chengdu Power Plant due to the closure of coal-fired generation units having a generation capacity of 200MW by Chengdu Power Plant for constructing 1 x 1,000 MW domestic ultra-supercritical coal-fired generation unit at Jinling Power Plant. The construction is to follow the policy of “replacing small units with larger units”;

“Chengdu Power Plant”	China Huaneng Group Chengdu Coal-fired Power Plant Sub-Company;

“Company”	Huaneng Power International, Inc.;

“Directors”	the Directors of the Company (including the independent non-executive Directors);

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Jinling Power Plant”	Huaneng Nanjing Jinling Power Limited Company;

“PRC”	the People´s Republic of China; and

“RMB”	the lawful currency of the PRC.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

CaoPeixi
(ExecutiveDirector)
HuangLong
(Non-executiveDirector)
WuDawei
(Non-executiveDirector)
HuangJian
(Non-executiveDirector)
LiuGuoyue
(ExecutiveDirector)
FanXiaxia
(ExecutiveDirector)
ShanQunying
(Non-executiveDirector)
XuZujian
(Non-executiveDirector)
HuangMingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(IndependentNon-executiveDirector)
YuNing
(IndependentNon-executiveDirector)
ShaoShiwei
(IndependentNon-executiveDirector)
ZhengJianchao
(IndependentNon-executiveDirector)
WuLiansheng
(Independent Non-executive Director)

Beijing, the PRC
31 March 2009